SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29062; File No. 812-13654]

Members Mutual Funds, et al.; Notice of Application

November 23, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of Application: The requested order would permit certain registered open-end management investment companies to enter into and materially amend subadvisory agreements without shareholder approval.

Applicants: Members Mutual Funds ("MMF"), Ultra Series Fund ("USF") and Madison Asset Management, LLC ("MAM").

Filing Dates: The application was filed on April 16, 2009, and amended on September 23, 2009 and November 23, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 18, 2009 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reasons for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, W. Richard Mason, Esq., Corporate Counsel and CCO, Madison Asset Management, LLC c/o Madison/Mosaic Legal and Compliance Department, 8777 N. Gainey Center Drive, Suite 220, Scottsdale, AZ 85258.

For Further Information Contact: Laura L. Solomon, Senior Counsel at (202) 551-6915, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   MMF and USF are open-end management investment companies registered under the Act. MMF is organized as a Delaware business trust. USF is organized as a Massachusetts business trust. MMF is currently comprised of 14 separate series and USF is currently comprised of 18 separate series each of which has its own investment objectives and policies (such series, together with the future series of MMF and USF, the "Funds," and each a "Fund"). Applicants also request relief with respect to current and future series of all registered open-end management investment companies and their series that are now, or in the future, advised by MAM or any entity controlling, controlled by or under common control (within the meaning of section 2(a)(9) of the Act) with MAM, or any successor to MAM (collectively, the "Adviser") that comply with the terms and conditions as set forth in the application and that uses the services of one or more subadvisors to manage all or a portion of their investment portfolios (the

"Management Structure," and such companies and their series included in the term "Funds"), as described more fully in the application.[1]

2.   MAM, a Wisconsin limited liability corporation, is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). MAM provides overall investment management to MMF, USF and each Fund, subject to the supervision of the board of directors or trustees of each Fund ("Board") pursuant to written agreements ("Management Agreements").[2]

3.   The Management Agreements have been approved by a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Board (the "Independent Trustees") and Fund shareholders in the manner required by sections 15(a) and (c) of the Act and rule 18f-2 under the Act. The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets subject to review and approval of the Board. For the investment management services the Adviser provides to the Funds, the Adviser will receive fees at an annual rate based on each Fund's average net assets. Each investment subadvisor will be

---

[1] The term "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. Any existing entity that currently intends to rely on the requested relief is named as an applicant. If a Fund has the name of any investment subadvisor in the Fund's name, the investment subadvisor's name will be preceded by the name of the Adviser.

[2] Under a prior order, the Commission granted relief to Members Capital Advisors, Inc. ("MCA") (f/k/a CIMCO, Inc.) and MMF from the provisions of section 15(a) of the Act and rule 18f-2 under the Act, pursuant to which MCA retained investment subadvisors for certain of the Funds. Members Mutual Funds and CIMCO, Inc., Investment Company Act Release Nos. 23365 (July 29, 1998)(notice) and 23400 (August 25, 1998)(order) ("Existing Order"). On April 15, 2009, MCA, an indirectly wholly owned subsidiary of CUNA Mutual Insurance Society ("CMIS") and CMIS entered into an agreement under which MAM would become the investment adviser to the Funds (the "Transaction"). The Transaction was approved by Fund shareholders and MAM now serves as the Funds' investment adviser. The Funds wish to continue to operate in a manner consistent with the Existing Order. On June 30, 2009, MAM received a no-action letter (Ref. No. 2009-3-1CR), permitting MAM to rely on the Existing Order

recommended by the Adviser and selected and approved by the Board, including a majority of the Independent Trustees, and is (or will be) registered as an investment adviser under the Advisers Act. Each investment subadvisor has discretionary authority to invest all or a portion of the assets of a particular Fund pursuant to a written investment subadvisory agreement between the investment subadvisor and the Adviser. The fees of the investment subadvisors are paid by the Adviser at rates negotiated with the investment subadvisors by the Adviser and evaluated by the Board. The Adviser will monitor the performance of each investment subadvisor and of the Fund's portfolio and reallocate Fund assets among individual investment subadvisors, or recommend to the Board that the Fund employ or terminate particular investment subadvisors, to the extent the Adviser deems appropriate to achieve the Fund's overall investment objectives.

4.   Applicants request an order to eliminate the need for Funds to submit new investment subadvisory agreements, and material amendments to existing investment subadvisory agreements, to shareholders for their approval. The requested relief will not extend to any investment subadvisor who is an "affiliated person," as defined in section 2(a)(3) of the Act, of the Funds or the Adviser (other than by reason of serving as investment subadvisor to one or more Funds) ("affiliated investment subadvisor"). Shareholder approval will continue to be required for each investment subadvisory agreement with an affiliated investment subadvisor.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding

until the earlier of the receipt of any order granted by the Commission on the application or December 30, 2009.

voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series

company affected by a matter must approve such matter if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provision of the Act, or from any rule thereunder, if and to the extent that such exemption is

necessary or appropriate in the public interest and consistent with the protection of investors and

the purposes fairly intended by the policy and provisions of the Act. Applicants believe that the

requested relief meets this standard.

3.   Applicants state that investors in any subadvised Fund are, in effect, electing to

have the Adviser select one or more investment subadvisors best suited to achieve a Fund's

investment objectives. Applicants assert that, the role of the investment subadvisor, from the

perspective of the investor, is comparable to that of individual portfolio managers employed by

other investment company investment advisory firms. Applicants contend that requiring

shareholder approval of investment subadvisory agreements would not serve the purpose

intended by the Act. Such requirements would place costs and burdens on the Funds and their

shareholders that would not advance such shareholders' interests and would merely increase the

Fund's expenses and delay the prompt implementation of actions deemed advisable by the

Adviser and the Board. Applicants also note that the Management Agreement between the

Adviser and each of the Funds will be subject to the shareholder approval requirements in

section 15(a) and 15(c) of the Act and rule 18f-2 under the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the

following conditions:

1.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets, and, subject to the review and approval of the Board, will: (i) set the overall investment strategies of the Funds; (ii) evaluate, select and recommend investment subadvisors to manage all or part of a Fund's assets; (iii) allocate and, when appropriate, reallocate the assets of the Funds among investment subadvisors in those cases where a Fund has more than one investment subadvisor; (iv) monitor and evaluate the investment performance of the investment subadvisors, including their compliance with the investment objectives, policies and restrictions of the Funds; and (v) implement procedures reasonably designed to ensure that the investment subadvisors comply with the relevant Fund's investment objective, policies and restrictions.

2.   Before any Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of its outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 4 below, by the initial shareholder(s) before offering shares of such Fund to the public.

3.   Within 90 days of the hiring of any new investment subadvisor, the Adviser will furnish shareholders of the affected Fund with all information about such investment subadvisor that would be included in a proxy statement, including any change in such disclosure caused by the addition of the new investment subadvisor. To meet this condition, the Funds will provide shareholders with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the Securities Exchange Act of 1934.

4.   Each Fund will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. In addition, each Fund will hold itself out to the public as employing the Management Structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee investment subadvisors and recommend their hiring, termination and replacement.

5.   No trustee or officer of any Fund, or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by any such director, trustee, or officer) any interest in an investment subadvisor except for: (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt securities of any publicly-traded company that is either an investment subadvisor or an entity that controls, is controlled by or is under common control with an investment subadvisor.

6.   The Adviser will not enter into investment subadvisory agreements on behalf of a Fund with any affiliated investment subadvisor without such agreement, including the compensation to be paid under the agreement, being approved by the shareholders of the applicable Fund.

7.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

8.   When a change of investment subadvisor is proposed for a Fund with an affiliated investment subadvisor, the Board, including a majority of the Independent Trustees, will make a

separate finding, reflected in the minutes of meetings of the Board, that any such change of investment subadvisors is in the best interest of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the affiliated investment subadvisor derives an inappropriate advantage.

9.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the requested order, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary